

March 18, 2014

<u>Via E-mail</u>
Jonathan Cross
President
Madison & 51st, Inc.
c/o BlackPool Acquisitions, LLC
575 Madison Avenue
10th Floor
New York, New York 10022

> **Re: Madison & 51st, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed February 19, 2014**
> **File No. 000-55147**

Dear Mr. Cross:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Pursuant to section 12(g)(1) of the Exchange Act, your registration statement will become effective by operation of law 60 days after the date filed at which time you will be required to begin filing all of the reports mandated by Section 12(g) of the Securities Exchange Act of 1934. If the review process has not been completed before this date you should consider withdrawing the registration statement to prevent it from becoming effective and re-filing it at such time as you are able to respond to any remaining issues or comments.

2. Please check the appropriate box on your cover page to indicate your filer status under Rule 12b-2 of the Exchange Act.

3. Please revise your registration statement to include page numbers at the bottom of each page.

Item 1.   Description of Business
(a) Business Development

4. You disclose that you have made no efforts to identify a possible business combination. To the extent known, please expand your disclosure to indicate your expected timing as to communications with various third parties, including potential business combination candidates or relevant advisors.

(b) Business of Issuer

5. In the first paragraph you state "Many states have enacted statutes, rules and regulations limiting the sale of securities of 'blank check' companies in their respective jurisdictions." Please revise your disclosure to identify the states where your ability is limited and describe the limitations.

(e) Form of Acquisition

6. You state that the investigation of business opportunities will require "substantial management time and attention and substantial cost for accountants, attorneys and others." However, you also disclose that Mr. Cross, your sole officer and director, and your sole shareholder, BlackPool Acquisitions, will devote very limited time to your business. Please revise your disclosure throughout to explain who will devote the substantial time required to investigate potential transactions.

7. Please indicate whether your sole shareholder and promoter, BlackPool, has previously been involved in offerings by blank check companies. If so, please disclose whether such blank check companies have identified potential target companies and disclose the status of any mergers or acquisitions currently contemplated. In this regard, we note the involvement of BlackPool Corporate Advisors in a registration statement on Form 10 filed by a blank check company called Bristol Acquisitions Corp. BlackPool Corporate Advisors was listed in this prior Form 10 as having the same business address as BlackPool Acquisitions, LLC in the instant registration statement. Please revise your disclosure accordingly. Additionally, please reconcile any information provided with respect to prior blank check offerings with other disclosure in your registration statement indicating that Mr. Cross, as sole officer and director of BlackPool, has no prior experience with blank check companies.

Item 1A. Risk Factors

8. In light of your statement that the Company may not discover or adequately evaluate adverse facts about a business acquisition opportunity, please include a separate risk factor which highlights this issue in more detail.

9. We note your statement that BlackPool's business activities may compete with time commitments allocated toward the Company. We also note your statement that a potential conflict may arise if BlackPool's other business activities coincide with the Company's interests. Please include a separate risk factor which highlights all of the specific activities of BlackPool which may conflict with the Company's interests and describes how such conflicts may impact the Company. Your risk factor discussion should also discuss whether Mr. Cross and BlackPool are obligated to present potential business combination opportunities to the Company prior to acting upon such opportunities through BlackPool.

10. Please include a separate risk factor which highlights Mr. Cross's apparent lack of experience as named executive officer or director of a public company and discusses all related risks to your business.

Item 2. Financial Information

11. We note your statement that the costs of investigating and analyzing business combinations will be paid by BlackPool. Please disclose whether BlackPool has indicated a maximum amount it will contribute to the Company.

Item 15. Financial Statements and Exhibits.

12. We note that you have not yet filed your articles of incorporation and by-laws as exhibits to the registration statement. Please amend you registration statement to include such documents as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scot Foley at (202) 551-3383, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director